Exhibit 99.1

OSISKO DEVELOPMENT CORP.

Code of Ethics

TABLE OF CONTENTS

SUMMARY	4
INTRODUCTION	5
OSISKO DEV’S CODE OF ETHICS	6
LAWS AND REGULATIONS	6
Compliance with Laws and Regulations	6
Lobbying	6
Dealing in Corporation’s Securities	6
Fair Competition	6
Competitors’ Information	7
DEALING WITH PUBLIC OR GOVERNMENT OFFICIALS	7
Anti-Bribery and Anti-Corruption	7
Gifts, Hospitality and Expenses	8
Facilitating Payments	8
ENVIRONMENT, HEALTH AND SAFETY	8
Occupational Health and Safety	8
Protection of the Environment	8
PUBLIC COMMUNICATIONS AND DISCLOSURE	9
Media Relations and Disclosure of Information	9
CONFLICT OF INTEREST	9
Disclosure of Conflicts of Interest	9
Outside Business Activities	9
PROTECTION AND USE OF CORPORATION’S ASSETS	10
Corporation’s Time and Assets	10
E-mail and Internet	10
Confidential Information	10
Social Media	11
HUMAN RESOURCES AND COMMUNITY	11
Employment and Equal Opportunity	11
Respect and Integrity of the Person	11
Business and Professional Relationships	11
Community Relations	11
CORPORATE RECORDS	12
Records and Reporting	12
COMPLIANCE	12
Employee Compliance and Reporting	12
Investigation and Enforcement	13
Training	13
Certification	13
REVIEW AND MONITORING	13
UNDERTAKING TO COMPLY WITH OSISKO DEVELOPMENT CORP.’S CODE OF ETHICS	15
UNDERTAKING TO COMPLY WITH OSISKO DEV’S CODE OF ETHICS	16
UNDERTAKING TO COMPLY WITH OSISKO DEVEVELOPMENT CORP. CODE OF ETHICS	17
(for Third Party – Individual)	17
UNDERTAKING TO COMPLY WITH OSISKO DEVELOPMENT CORP.’S CODE OF ETHICS	18
(for Third Party – Business)	18

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Where appropriate, the Code of Ethics of Osisko Development Corp. (the “Corporation” or “Osisko Development”) also applies to the directors of the Corporation and the term “employees”, when used herein, is, where appropriate, deemed to apply to such directors of the Corporation as well as to any third party providing goods or services to the Corporation, and the term “employees”, when used herein, is, where appropriate, deemed to apply to such directors, as well as to any third party providing services or goods to the Corporation.

Any reference to the Corporation herein refers to Osisko Development Corp. and, as applicable, its subsidiaries. For practical reasons, the masculine gender includes the feminine.

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SUMMARY

The Corporation’s Code of Ethics (the “Code”) provides basic guidelines setting forth the ethical behavior expected from every employee of the Corporation with respect to the use of Corporation time and assets, protection of confidential information, conflicts of interest, trading in the Corporation’s securities and other matters. Every Director and employee of the Corporation and its subsidiaries is subject to the Code and will be requested to sign a form acknowledging that he understands its contents and agrees to be bound by its provisions.

In summary, all employees must:

-	Follow applicable laws and regulations wherever the Corporation does business;

-	Work safely, in accordance with regulatory and other industry standards;

-	Treat everyone fairly and equitably: customers, suppliers, other employees, Corporation stakeholders and third parties dealing with the Corporation;

-	Refrain from speaking publicly on Corporation matters, unless authorized;

-	Refrain from trading on, and “tipping” others on, confidential information;

-	Respect the confidential nature of the information to which they may have access and refrain from sharing same, except on a need-to-know basis;

-	Always perform their duties in the best interests of the Corporation;

-	Avoid conflicts of interest, both real and perceived;

-	Be honest and act with integrity strictly refraining from bribery, corruption activities or money laundering;

-	Handle Corporation assets with care and refrain from using same and Corporation time for personal purposes;

-	Respect the right of all employees to fair treatment and equal opportunity;

-	Respect the right of all employees to a working environment free from discrimination or harassment of any sort;

-	Act in a respectful and professional manner with other employees;

-	Refrain from influencing the political process;

-	Work in an environmentally responsible manner;

-	Respect the cultures and rights of communities where the Corporation operates its business;

-	Ensure that all transactions are handled honestly and recorded accurately; and

-	Report any violation to this Code.

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INTRODUCTION

It is the Corporation’s policy and objective to maintain the highest standards of ethical business behaviour. Ethical behaviour in the performance of one’s duties essentially comes down to being honest and fair in one’s dealings with other employees, customers, suppliers, competitors, Corporation stakeholders and the public. No one in the Corporation, from the Chief Executive Officer and the President to the hourly employee, is ever expected or authorized to commit an illegal or unethical act, or to allow, direct or encourage others to do so.

The Corporation’s reputation for business integrity is one of its most valued assets; it was achieved and is maintained through the efforts of its employees and their avoidance of any activity or interest that might reflect unfavourably upon the Corporation’s image or reputation, or their own. Every transaction of the Corporation must be able to withstand public scrutiny without risk of causing embarrassment to the Corporation, its employees and its stakeholders.

The guidelines and principles set forth herein have been established by management of the Corporation as a code of ethics to be observed by all employees of the Corporation (the “employees”). They are applicable in all jurisdictions in which the Corporation conducts business, unless the laws of those jurisdictions require otherwise.

The Code was approved by the Corporation’s Board of Directors and, thus, no officer or employee has the authority to allow exceptions to its provisions. Strict adherence to the Code is a condition of employment and any breach thereof will be cause for appropriate disciplinary action, which may include dismissal.

Whereas no single booklet can define every circumstance that might be considered improper and no list of do’s and don’ts will address every potential situation in which employees may find themselves, the Code cannot be construed as a comprehensive document. Therefore, above all, employees are expected to use their common sense and good judgment in observing this Code.

Each employee must be vigilant in preventing fraud, bribery, money laundering and corruption. Thus, should an employee have a concern regarding the application of the Code to a particular action, situation or transaction should promptly discuss the matter with his immediate supervisor. If the matter is not resolved through this discussion, the employee and the immediate supervisor are expected to raise the issue with higher levels of management or with the Corporation’s Vice President, Finance and Chief Financial Officer and Corporate Secretary.

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OSISKO DEVELOPMENT’S CODE OF ETHICS

Each employee with executive or managerial responsibilities is responsible for communicating the expectations contained in this Code to all employees under his supervision and obtaining their undertaking as to their awareness and compliance with this Code in the attached form of undertaking.

Policies adopted by the Corporation regarding specific subject matters relating to the Code will be distributed to all employees in a timely manner.

LAWS AND REGULATIONS

Compliance with Laws and Regulations

The Corporation’s operations are subject to an important number of very complex and changing laws and regulations, and its employees must comply with same as well as various rules, policies and guidelines of regulatory authorities and governmental agencies wherever it does business. Each employee is reminded that the law takes precedence in cases where there may be a conflict between the law and traditional or industry practices.

Lobbying

Communication with a member of a government or legislature (be it federal, provincial, state, municipal, local or other level) may be considered lobbying. Lobbying is regulated in many countries where the Corporation does business. Certain jurisdictions require that the Corporation or its employees be formally registered prior to engaging in such activities, and relevant employee are all expected to comply with these requirements.

Consequently, prior to engaging in any such activities, an employee must contact the Legal Department in order to ensure that the appropriate course of action is taken.

Dealing in Corporation’s Securities

Securities and stock exchange laws and regulations are extremely strict regarding the use and selective disclosure of information that, if publicly disclosed, could have a significant impact on the market price or value of the Corporation’s securities or affect any reasonable investor’s investment decision.

Employees are prohibited from purchasing and selling Corporation shares or securities convertible into Corporation shares when they are in possession of material non public information concerning the business and affairs of the Corporation, and they are similarly prohibited from informing others about such information, except in the necessary course of business and were the other is under an obligation of confidentiality. Employees with access to financial information must not trade the tenth trading day preceding public disclosure of the financial results and the second trading day following the public disclosure of the financial results for a fiscal quarter or fiscal year end by way of press release. For more information on this subject and to see the specific rules applying to the purchase and sale of shares during sensitive periods of time, please refer to the Corporation’s Securities Trading Policy.

Fair Competition

The Corporation is committed to the principles of fair competition in the purchase and sale of products and services. All procurement decisions shall be based exclusively on normal commercial considerations, such as quality, price, availability, service, reputation and other factors bearing directly on the product, service or supplier. Customers and potential customers of the Corporation shall be provided with equal rights to make purchasing decisions based on the same competitive terms.

The Corporation will neither seek, encourage nor tolerate special favors or arrangements with suppliers or customers that impair, or give appearance of impairing, fair and unfettered commercial relationships. Under no circumstances is it acceptable to offer, give, solicit or receive any form of bribe, kickback, or inducement. In the same manner, the Corporation must avoid either the fact or the appearance of improperly influencing relationships with organizations or individuals with whom the Corporation deals in the course of its business.

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Competitors’ Information

From time to time, the Corporation gathers information about the industry in which it does business, including information about competitors. The Corporation is committed to gathering this information honestly and ethically; no employee should use improper means to obtain competitors’ confidential business information.

DEALING WITH PUBLIC OR GOVERNMENT OFFICIALS

Preventing Bribery, Money Laundering and Corruption

The Corporation promotes zero-tolerance against bribery, money laundering and corruption and entrenches such fundamental principles in its corporate values.

Many countries, such as Canada and the United States, have passed legislation criminalizing bribery of government officials such as the Canadian Criminal Code, Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (USA) and other relevant local laws in the countries where the Corporation carries on business activities. The sanctions for violating such laws can be acute and may include individual and corporate fines, as well as imprisonment.

The Corporation is determined to ensure compliance to anti-bribery and anti-corruption laws, principles and rules. All employees shall refrain from offering, giving or receiving, directly or indirectly, anything of value (ex.: money, gifts, entertainment, employment, contracts or advantages of any kind) or any other form of improper payments to a public or government official in order to influence a government action or obtain an improper advantage and shall not knowingly participate in any form of corrupt activity.

For example, “public or government officials” may include without limitation:

•	a person who holds a legislative, administrative or judicial position of a domestic or foreign state;

•	a person who performs public duties or functions for a domestic or foreign state, including a person employed by a board, commission, corporation or other body or authority that is established to perform a duty or function on behalf of the foreign state, or is performing such a duty or function; or

•	an official or agent of a public domestic or international organization that is formed by two or more states or governments, or by two or more such public international organizations.

Employees who have questions regarding the requirements or application of these laws must seek guidance from the Vice President, Finance and Chief Financial Officer or the Corporate Secretary of the Corporation. In some instances, the Corporation may be subject to government investigations. While the Corporation has a policy to cooperate fully with such investigations, no employee should readily respond on behalf of the Corporation to any regulatory authority or governmental agency unless he has had an opportunity to consult with the Vice President, Finance and Chief Financial Officer or the Corporate Secretary and his supervisor, and has received appropriate guidance in that respect.

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Gifts, Hospitality and Expenses

Employees shall not, either directly or through an intermediary, offer or provide gifts, hospitality or reimbursement of travel or other expenses to a public or government official, except with the prior approval of the Vice President, Finance and Chief Financial Officer or the Corporate Secretary or in accordance with the Corporation’s Code. Employees may pay or reimburse reasonable meal expenses incurred in good faith by or on behalf of a public or government official related to the promotion, demonstration, or explanation of products or services of the Corporation or the execution or performance of a contract between the Corporation and the public official’s government or agency thereof without pre-approval of the Vice President, Finance and Chief Financial Officer or the Corporate Secretary. Any such payment or reimbursement must at all times be in compliance with the Corporation’s Code, or any other related policy or guidelines.

In addition, employees must refrain from giving anything of value indirectly (for example, to a consultant, agent, intermediary, business partner or other third party) if such employee has reason to believe that it will be passed on to a government official or a private commercial partner to obtain an improper advantage. As such, all employees must take the necessary measures to:

•	Ensure that the Corporation’s partners, such as consultants, representatives and agents, understand and will abide by the Code and more specifically by the provisions relating to anti-bribery and anti-corruption;

•	Evaluate the qualifications and reputation of the Corporation’s partners (including the use of a due diligence review prior to entering into such a relationship); and

•	Draft agreements and contracts that include such requirements to protect Osisko Development. The Corporation will conduct a due diligence review on these matters prior to any decision to invest in another business – whether it is to acquire a business in whole or in part, or a joint venture arrangement.

The Vice President, Finance and Chief Financial Officer and the Corporate Secretary are responsible for ensuring that any gift, hospitality and/or reimbursement of travel or other expenses ultimately provided to a third party, including a public or government official, is fully and accurately recorded in the Corporation’s accounting records.

Facilitating Payments

Any request for a payment to be made by or on the behalf of the Corporation, to facilitate or secure a routine transaction (i.e. obtain permits, licenses or work orders to which the Corporation is already entitled) are considered to be at high-risk of constituting a bribe. Therefore, the Corporation prohibits facilitating payments.

ENVIRONMENT, HEALTH AND SAFETY

Occupational Health and Safety

The Corporation is committed to ensuring a healthy working environment and safe working conditions, equipment and work sites for its employees and promoting their involvement in preventing occupational injuries. For more information on this subject, please refer to the Corporation’s Health and Safety Policy, a copy of which is available on the Corporation’s website and may also be obtained at any time from the Corporation’s Corporate Secretary.

Protection of the Environment

The Corporation is committed to conducting its business in a manner that protects the environment, preserves resources and ensures sustainable development. It is continuously seeking to improve its environmental performance, in keeping with applicable law, regulations and guidelines.

Each employee is expected to be alert to environmental issues and has a responsibility to work in an environmentally responsible manner.

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For more information on this subject, please refer to the Corporation’s Environmental Policy, a copy of which is available on the Corporation’s website and may also be obtained at any time from the Corporation’s Corporate Secretary.

PUBLIC COMMUNICATIONS AND DISCLOSURE

Media Relations and Disclosure of Information

The Chief Executive Officer, the President, the Vice President, Finance and Chief Financial Officer and the Vice President, Investor Relations are the only official spokespersons of the Corporation. Unless authorized, no employee may give his personal opinion, disclose confidential information or discuss matters pertaining to the Corporation to members of the news media and the public in general. Any inquiry or request for an interview must be referred to the Vice President, Investor Relations.

No material undisclosed information related to the Corporation’s business may be communicated to anyone until public disclosure of such information has been made to the general public, except to those who need to know said information in the necessary course of business and are under an obligation of confidentiality.

If any material information about the Corporation not yet disclosed to the public is inadvertently disclosed, employees aware of such disclosure shall contact the Vice President, Investor Relations immediately so that the Corporation may promptly take corrective action.

For more information on this subject, please refer to the Corporation’s Disclosure Policy, a copy of which is available on the Corporation’s website and may also be obtained at any time from the Corporation’s Corporate Secretary.

CONFLICT OF INTEREST

Disclosure of Conflicts of Interest

In discharging their duties, employees must act honestly and in good faith with a view to the best interests of the Corporation. Employees must avoid situations involving a conflict between their personal interests and the interests of the Corporation. Actions taken and decisions made by any employee should be based on impartial and objective assessment of the facts in each situation, free from influence by gifts, favours and the like, which may adversely affect the employee’s judgments.

The integrity and effectiveness of any employee is impaired when he has such a substantial personal interest in a transaction, or in a party to a transaction, that either his general duty of undivided loyalty to the Corporation or his independent judgment, or his decisions or actions taken on the Corporation’s behalf might reasonably be expected to be adversely affected. Undisclosed interests or obligations in firms with which, or property in regards to which, the Corporation transacts business or contemplates such transactions, create at least the presumption of a conflict of interest and must be avoided. An employee who may have conflicting or potentially conflicting interests between his personal, business or other outside activities and any business interest of the Corporation in any transaction that he knows is under consideration by the Corporation, must withdraw from any discussions, decisions or assessment related to the particular subject and inform his immediate supervisor of the matter and of his conflict (or potential conflict). Employees may confront a variety of situations that represent real or potential conflicts of interest. The Corporation expects all employees to be sensitive to such possibilities and to consult their immediate supervisor or Vice President and Finance, Chief Financial Officer or the Corporate Secretary when ambiguous situations arise.

Outside Business Activities

Involvement or employment outside the Corporation which might reduce an employee’s general duty of undivided loyalty to the Corporation, or adversely affect his independent judgment, as well as his decisions or actions taken on the Corporation’s behalf, must be avoided. No conflict should exist between the private interests of employees and their official duties. To ensure that employees give their full attention to their work and their undivided loyalty to the Corporation, employees are discouraged from engaging in paid employment outside of the Corporation without the express written permission of their immediate supervisor, and, in any event, are strictly prohibited from engaging in paid employment that might conflict with the interests of the Corporation. Employees must also obtain the consent of their immediate supervisor for all professional activities (such as, for example, service in professional associations and on boards of directors) which ensue from their function or status at the Corporation or which would necessitate time or energy during the working day. Non-executive directors are exempted from this section.

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PROTECTION AND USE OF CORPORATION’S ASSETS

Corporation’s Time and Assets

Employees must use Corporation’s assets and resources solely for the purposes for which they are intended: any personal or other use must be avoided. Every employee has an obligation to safeguard the Corporation’s assets and to exercise care in using Corporation’s equipment and vehicles. Each employee must use Corporation’s time solely for Corporation’s purposes and not for personal purposes. Any waste, misuse, destruction or theft of Corporation’s property or any improper or illegal activity must be brought to the attention of management.

Employees ceasing employment with the Corporation must return, at the latest on the effective day of their end of employment, all objects, documents or data belonging to the Corporation such as computer hardware and software, databases, cellular telephones, credit cards, books, manuals, etc. and shall comply with the Corporation’s guidelines and policies in that respect.

E-mail and Internet

The Corporation’s e-mail and internet systems are provided for business use. The use of e-mails is not entirely secure and may be susceptible to interception and creates a permanent record. Any e-mail sent may be printed by the recipient and forwarded by the recipient to others, and is probably retained on company computer for a substantial period of time. Therefore, employees should exercise the same care, caution and etiquette in sending an e-mail message as they would in normal written business communications. In relation to the Corporation’s Internet connection, it is forbidden to download any data that is unprofessional or inappropriate for business use.

Confidential Information

Confidential information relating to the Corporation’s business is a very important asset of the Corporation and must be treated accordingly.

During the course of their employment, employees may be provided with access to and knowledge of confidential information, to the extent that such information is necessary or at least useful to ensure the proper performance of their duties. Confidential information includes, but is not limited to, information not publicly disclosed about the Corporation’s business, projected property acquisitions, exploration, drilling and other technical results, mining methods or techniques, production, discoveries, information relative to past, present and prospective customers and suppliers, joint ventures, financial data, marketing techniques, strategies, and business plans and personal information concerning employees of the Corporation.

Employees must preserve the confidentiality of such information and shall not at any time, both during and after their employment with the Corporation, disclose to anyone (within or outside the Corporation), any of the Corporation’s confidential information, except on a need-to-know basis in the normal course of business. Moreover, employees shall not use such information for their, or anyone else’s, personal gain. Employees shall return to the Corporation such confidential information upon request by the Corporation and, in any event, immediately after their employment termination.

The above restrictions apply not only to the Corporation’s confidential information, but also to information received by the Corporation from third parties under an obligation of confidentiality.

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Social Media

All directors, officers and employees of the Corporation must exercise proper care and good judgment when using social media. Directors, officers, and employees must not discuss, promote, or share information about the Corporation or its activities without prior authorization, except where sharing publicly released information (such as approved news releases or other materials already published on the Corporation’s official website or social media accounts). Such information may only be shared without personal opinion, commentary, or interpretation. It is important that we do not give the improper impression that such person is speaking on behalf of Osisko Development when using social media, unless such person is expressly authorized to do so.

Social media refers to the external online tools used to share on an ongoing basis information and data. Social media tools include, but are not limited to:  professional networking sites (e.g., LinkedIn), social networking sites (e.g., Facebook, Instagram, TikTok), video and photo sharing websites (e.g., YouTube), micro-blogging sites (e.g., Twitter), personal websites and blogs, forums and discussion boards (e.g.,Yahoo! Groups, GoogleGroups, Yelp).

HUMAN RESOURCES AND COMMUNITY

Employment and Equal Opportunity

The Corporation is committed to maintaining a challenging working environment in which ability and performance are recognized, free from any form of discrimination contrary to law and discrimination on the basis of personal relationships. Thus, every employee holding leadership responsibilities shall treat all other employees in a fair and equal manner and shall not allow any personal relationship with any other employee under his supervision compromise this principle.

The Corporation allows the employment of related persons, but in every case the procedure followed must be equitable and situations involving a conflict or a potential conflict between any employee’s personal interests and the interests of the Corporation must be avoided. The following relationships between an employee and the person to whom he reports to may give rise to violations of this principle and must be avoided or, if they exist, be brought to the attention of the local head of the management team who shall, if appropriate, recommend specific conditions: a spouse (including common-law relation), a child or grandchild, a spouse of such child or grandchild, a sibling, a father-in-law, a mother-in-law, or any employee in the direct parent-child bloodline of another where there is a real or potential conflict of interest as a result of the relationship and the positions the employees occupy.

Respect and Integrity of the Person

The Corporation is committed to encouraging the respect of individuals, their integrity and their dignity by ensuring that the working environment and relations between employees shall be free of discrimination or harassment. Any person who believes that he is a victim of harassment may directly contact the Vice President, Finance and Chief Financial Officer or the Vice President, Exploration. The matter will be treated with discretion and diligence and in accordance with appropriate procedures.

Business and Professional Relationships

Employees must maintain professional relationships based on honesty and respect for individuals and the organization with a view to establishing lasting and equitable employment and business relationships. Employees must specifically encourage respect for others and cooperation and professionalism among colleagues.

Community Relations

The Corporation is committed to conducting its business responsibly with the communities in the areas where it operates, and to making a positive contribution to the well-being and development of said communities. Every employee shall reflect this commitment in his everyday dealings, and respect the different cultures and the dignity and rights of individuals in all jurisdictions where the Corporation carries out its activities.

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CORPORATE RECORDS

Records and Reporting

The Corporation’s records serve as the means and evidence of the management of the Corporation’s business, as the measure of the Corporation’s fulfillment of its obligations to shareholders, employees, suppliers and others, and of the Corporation’s compliance with tax, financial, and other reporting requirements. Directors, officers, shareholders and other stakeholders of the Corporation cannot make informed decisions about the Corporation if its records and business information contains material errors, omissions, falsifications or misleading statements.

The Corporation is committed to maintaining adequate accounting and auditing procedures and controls to ensure that financial statements fairly present, in all material respects, the financial condition and results of operations of the Corporation in accordance with the requirements of applicable law and the International Financial Reporting Standards.

All employees involved in collecting, drafting, gathering, processing or recording such information are responsible for its integrity and shall ensure, to the best of their ability, that all entries, books, records and accounts of the Corporation accurately and fairly reflect the Corporation’s operations and transactions. Accounting, financial and legal documents and records of the Corporation shall not be destroyed without the prior consent of the Vice President, Finance and Chief Financial Officer or the Corporate Secretary.

Whistleblowing Policy

The Corporation’s Whistleblowing Policy is structured as a formal tool to allow the receipt, retention and treatment of complaints, denunciations, warnings and any form of notice by any employee of the Corporation regarding a questionable event. The Whistleblowing Policy is intended to encourage and enable employees to voice their concerns regarding any questionable event within the Corporation rather than ignoring them.

Any employee who becomes aware of any action, which could constitute a questionable event under this Code, the Whistleblowing Policy or any other policies of the Corporation, is required to report such questionable event to the compliance officer designated under this Code. An employee who wishes to report a questionable event anonymously may do so as well. Nothing in this Code or in the Whistleblowing Policy shall prevent an employee from reporting a questionable event to any government agency, such as the U.S. Securities and Exchange Commission (the “SEC”) and the Autorité des marchés financiers (“AMF”), as provided for or protected under applicable law and regulations.

For more information on this subject, please refer to the Corporation’s Whistleblowing Policy, a copy of which is available on the Corporation’s website and may also be obtained at any time from the Corporation’s Corporate Secretary.

COMPLIANCE WITH THIS CODE OF ETHICS

Employee Compliance and Reporting

All officers and managers at all levels shall maintain an “open door” policy regarding questions of business conduct as regards this Code and its applicability. Employees shall be encouraged to ask such questions in respect of any particular situation no matter how small or insignificant it may seem to be.

Each employee is encouraged to be alert to any work related activities which could be construed as a violation of the Code, should bring the matter to the attention of his immediate supervisor, or an (other) officer of the Corporation, as appropriate, and should take corrective action, if possible, to remediate the situation and/or prevent recurrence of the violation.

If any employee is uncertain whether an activity in which he is engaged or an activity he is witnessing could be construed as a violation of the Code, he must discuss the matter with his immediate supervisor, or an (other) officer of the Corporation, as appropriate.

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Where a corporate policy provides specific complaint procedures, these procedure will be applicable in case of violation of the policy. Otherwise, an employee who has knowledge that a violation to this Code has been committed or will be committed shall bring the matter to the attention of his immediate supervisor and, if this avenue is not appropriate or if the matter has not been corrected by the immediate supervisor, to the hierarchical supervisor of the employee’s immediate supervisor and so on, up the corporate ladder, for as long as the violation has not been corrected and if necessary, as high as the Chief Executive Officer, as appropriate. If an employee has reasons to believe that this avenue is not appropriate, he may bring the matter to any officer of the Corporation, as appropriate. Any director, officer, employee or consultant who becomes aware of any action, which could constitute a violation to this Code, is required to report such violation in the manner identified in the Whistleblowing Policy. Nothing in this Code shall prevent such individuals from reporting a potential violation of the Code to any government agency, such as the SEC and AMF, as provided for or protected under applicable law and regulations.

Retaliation against any employee who honestly reports a concern about an illegal or unethical conduct will not be tolerated. Persons involved in illegal or unethical conduct may be sanctioned even if they have reported it. It is unacceptable to file a report knowing it to be false.

Investigation and Enforcement

If any member of management receives reports of any violation of the Code, he must conduct such investigations, inform the Corporation’s Chief Executive Officer, the President, the Vice President, Finance and Chief Financial Officer or the Corporate Secretary and the head of the relevant department or division of such investigation and of its outcome, and take such other actions as he considers necessary to determine whether a violation has in fact occurred and shall recommend appropriate corrective and, if applicable, disciplinary action (including termination of employment) to the Corporation’s Chief Executive Officer or the head of the relevant subsidiary, as appropriate. Any employee who withholds information during the course of an investigation regarding a possible violation of the Code is subject to disciplinary action, including termination of employment.

Training

Directors, officers and employees will be provided, from time to time, relevant and ongoing training on how to implement and adhere to the Code and, where required, must certify that they understand the content of the Code and that to the date of the certification they have entirely complied with such.

Certification

Each current and new employee, director, officer and employee will be required to certify his awareness and compliance with this Code in the attached form of undertaking. Subsequently, each key director, officer and employee, as determined by management, will be required to reiterate annually his undertaking in the attached form of renewal. Any director, officer and employee who is required to so certify and declines doing so cannot thereafter claim that he is not aware of the provisions of the Code.

REVIEW AND MONITORING

The Governance and Nomination Committee shall review this Code periodically, as it deems appropriate, and propose recommended changes to the Board of Directors.

The Board of Directors, directly or through its Audit and Risk Committee, will monitor compliance to this Code.

This Code was adopted by the Board of Directors on November 25, 2020 and ratified on December 4, 2020.

Issued: November 25, 2020

Version: 6.0

Review Date: November 5, 2025

Responsible Committee: Governance and Nomination Committee

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This Policy has been approved by the Board of Directors of Osisko Development.

Osisko Développement Corp. / Osisko Development Corp.

1100 Avenue des Canadiens-de-Montréal | Bureau 300

Montréal, QC H3B 2S2

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OSISKO DEVELOPMENT CORP.

and its subsidiaries

UNDERTAKING TO COMPLY WITH THE CODE OF ETHICS OF

OSISKO DEVELOPMENT CORP.

(For new employees)

I, the undersigned, hereby acknowledge having received and read a copy of OSISKO DEVELOPMENT CORP.’S CODE OF ETHICS for employees of Osisko Development Corp. and its subsidiaries (the “Code”), and I hereby undertake to comply with its provisions, promote the goals, measures, objectives and principles set forth therein and take all the necessary steps to ensure its application in my work environment.

Finally, I agree that, except as otherwise provided for in this Code or applicable law and regulations, I have the responsibility to speak to my immediate supervisor, or an (another) officer of the Corporation, should I have any concerns about a possible breach, by anyone, of the Code.

Signed at ________________, this __________ day of _______________, 20__.

Employee’s signature

Employee’s name

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OSISKO DEVELOPMENT CORP.

and its subsidiaries

UNDERTAKING TO COMPLY WITH THE CODE OF ETHICS

(Renewal form)

I, the undersigned, hereby acknowledge having received and read a copy of OSISKO DEVELOPMENT CORP.’S CODE OF ETHICS for employees of Osisko Development Corp. and its subsidiaries (the “Code”), and I hereby undertake to comply with its provisions, promote the goals, measures, objectives and principles set forth therein and take all the necessary steps to ensure its application in my work environment.

I confirm that since the date of my previous undertaking to comply with the Code:

☐ I have complied with it; or

☐ I have not complied with it

I also confirm that:

☐	I have not been made aware of any violation to the Code by any employees, directors, officers or consultant; or

☐	I have been made aware of violation(s) to the Code by any employees, directors, officers or consultant. Please details the violation(s) referring to, including dates, detailed information and name(s).

Finally, I agree that, except as otherwise provided for in this Code or applicable law and regulations, I have the responsibility to speak to my immediate supervisor, or an (other) officer of the Corporation, should I have any concerns about a possible breach, by anyone, of the Code.

Signed at ________________, this __________ day of _______________, 20__.

Employee’s signature

Employee’s name

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OSISKO DEVELOPMENT CORP.
and its affiliated entities

UNDERTAKING TO COMPLY WITH THE CODE OF ETHICS OF

OSISKO DEVEVELOPMENT CORP.

(for Third Party – Individual)

I, the undersigned, hereby acknowledge having received and read a copy of the Code of Ethics for employees of, and third parties providing services and goods to, Osisko Development Corp. and its affiliated entities (the “Code”), and I hereby undertake to comply with its provisions, promote the goals, measures, objectives and principles set forth therein and take all the necessary steps to ensure its application in my work environment.

Finally, I agree that, except as otherwise provided for in this Code or applicable law and regulations, I have the responsibility to speak to an officer of Osisko Development Corp., should I have any concerns about a possible breach, by anyone, of the Code.

Date

Name of individual (print)

Individual’s signature

Location

Osisko Development Corp.
Code of Ethics	Page 18

OSISKO DEVELOPMENT CORP.
and its affiliated entities

UNDERTAKING TO COMPLY WITH THE CODE OF ETHICS OF

OSISKO DEVELOPMENT CORP.

(for Third Party – Business)

hereby acknowledges having received and read a copy of
(Name of business)

the Code of Ethics for employees of, and third parties providing services and goods to, Osisko Development Corp. and its affiliated entities (the “Code”), and hereby undertakes to comply with its provisions, promote the goals, measures, objectives and principles set forth therein and take all the necessary steps to ensure its application in its work environment.

Finally		agrees that, except as otherwise provided for in this Code or applicable law and regulations, it has the responsibility to speak to an officer of
(Name of business)

Osisko Development Corp., should it have any concerns about a possible breach, by anyone, of the Code.

Date

Name of business (print)

Signature by a duly authorized person of the business

Signed at ________________, this __________ day of _______________, 20__.

Employee’s signature

Employee’s name (print)